Goodwin Procter LLP 3 Embarcadero Center San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Graphite Bio, Inc.

279 East Grand Avenue, Suite 430

South San Francisco, CA 94080

Telephone: (650) 484-0886

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 10, 2021

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Attention: Jane Park and Jeffrey Gabor

Re:	Graphite Bio, Inc.

Registration Statement on Form S-1

File No. 333-256838

CIK No. 0001815776

Rule 83 Confidential Treatment Request by Graphite Bio, Inc.

Ladies and Gentlemen:

On behalf of Graphite Bio, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 7, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, Inc.

June 10, 2021

Form S-1, originally confidentially submitted to the Commission on April 16, 2021, resubmitted by amendment to the Commission on May 21, 2021 and subsequently publicly filed by the Company with the Commission on June 4, 2021 (File No. 333-256838) (the “Registration Statement”), we submit this supplemental letter to further address Comment 2 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Josh Lehrer, President and Chief Executive Officer, Graphite Bio, Inc., 279 East Grand Avenue, Suite 430, South San Francisco, CA 94080, before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response.

2. Once you have an estimated offering price or range, please tell us the fair value of the common stock underlying your issuances of share based compensation for the most recent period and explain the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including share based compensation. Please discuss with the staff how to submit your response.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuations of its common stock and the estimated offering price range for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a 1-for-[***] reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $[***] per share. This Preliminary Price Range is based on a number of factors, including prevailing market conditions, the Company’s financial condition and prospects, estimates of the Company’s business potential, prospects for the Company and the life sciences and biopharmaceutical sectors, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies, feedback from investors and preliminary discussions with the underwriters for the IPO regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Stock Options Prior to the IPO

As described in detail on pages 107 through 109 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the prospectus included within the Registration Statement, which includes an explanation of the Company’s approach to accounting for stock-based compensation, the Company has historically determined the fair value of the Company’s common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).

In addition, the Company’s Board of Directors (the “Board of Directors”) also considered numerous objective and subjective factors, as disclosed in the Company’s most recent filing of the Registration Statement on June 4, 2021, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

The section captioned “Stock-Based Compensation Expense” on pages 107 through 109 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement includes an explanation of the Company’s approach to accounting for stock-based compensation, including the methodology and factors used by the Company to determine the fair value of its common stock.

The Company determined that the fair value of its common stock increased from $[***] per share as of June 30, 2020 to $[***] per share as of April 30, 2021. The following discussion describes the reasons for the increases in the fair value of the Company’s common stock over this period.

The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each award are based on numerous objective and subjective factors, combined with management’s judgment, including the following:

•	the Company’s stage of development;

•	progress of the Company’s research and development efforts, including its acquisition of intellectual property rights to expand its platform;

•	the impact of significant corporate events or milestones, including the negotiation and closing of the Company’s Series A and Series B redeemable convertible preferred stock financings;

•	material risks related to the Company’s business;

•	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;

•	rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of the common stock;

•	the status of the Company’s organization, including its recruitment and hiring of senior management and other employees, as well as the composition of its Board of Directors;

•	equity market conditions affecting comparable public companies;

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

•	the effect of the COVID-19 pandemic on the global economy and the global capital markets;

•	the likelihood and potential timing of achieving a liquidity event for the shares of common stock, such as an initial public offering, given prevailing market and biotechnology sector conditions; and

•	the lack of marketability of the Company’s common stock.

Common stock valuation methodologies

The AICPA Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the AICPA Practice Guide, the Company considered the following methods:

Current Value Method. Under the current value method (“CVM”), the enterprise value is calculated based on an assumed forced asset sale at the valuation date and the corresponding allocation of proceeds based on the rights and preferences of each class of equity.

Option Pricing Method. Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the redeemable convertible preferred and common stock are inferred by analyzing these options.

Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future outcomes and investment.

Hybrid Approach. Under this approach, the Company used PWERM in combination with CVM or OPM (the “Hybrid Approach”) to determine the estimated fair value of the Company’s common stock.

The Company’s most recent third-party valuations, which do not reflect the anticipated Stock Split and were used by the Board of Directors to determine the fair value of the Company’s common stock as of the grant date of each option award in 2020 and 2021, considered a combination of the following three scenarios: a CVM scenario, an IPO scenario and a non-IPO scenario (estimated using the OPM). The IPO scenario reflects an exit or liquidity event by means of a sale of stock by the Company to the public. The IPO scenario assumed that all shares of redeemable convertible preferred stock would convert into shares of common stock

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

and would no longer have the liquidation preferences and preferential rights attributable to the redeemable convertible preferred stock as compared to the common stock prior to the IPO. The equity value of the Company in the IPO scenarios and the non-IPO scenarios was determined using either the market approach or the back-solve method. The back-solve method assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. Each valuation probability-weighted the future-event scenarios based on the Company’s assessment of its research and development pipeline and market conditions at that time.

Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of the Company’s common stock, were as follows:

	CVM Scenario		IPO Scenario		Non-IPO Scenario		Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Probability Weighting	DLOM
June 30, 2020	25%	35%	n/a	n/a	75%	35%	$	[	***]
December 31, 2020	n/a	n/a	20%	15%	80%	35%	$	[	***]
February 2, 2021	n/a	n/a	25%	15%	75%	35%	$	[	***]
March 31, 2021	n/a	n/a	35%	12%	65%	33%	$	[	***]
April 30, 2021	n/a	n/a	50%	10%	50%	32%	$	[	***]

At each grant date, the Company’s Board of Directors reviewed any recent events affecting the Company since the date of the last third-party valuation and the potential impact of such events on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no valuation available from an independent valuation specialist, the Company’s Board of Directors determined the fair value of the Company’s common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

Grants of equity awards by the Company from March 24, 2020 to June 30, 2020 were made at purchase prices ranging from $0.00001 per share to $0.001 per share, which the Board of Directors relied upon to determine the fair value. The purchase price for these awards was immaterial because the Company was in the very early stages of building its organization and commencing operations, and had not yet secured a license or other rights to key intellectual property for use in its research and development activities.

For grants made between June 30, 2020 and January 31, 2021, the Board of Directors relied on the June 30, 2020 Valuation Report (as defined below). For grants made in March 2021, the Board of Directors relied upon the February 2, 2021 Valuation Report (as defined below). For grants made in April 2021, the Board of Directors relied upon the March 31, 2021 Valuation Report (as defined below). For grants made in May 2021, the Board of Directors relied upon the April 30, 2021 Valuation Report (as defined below). The Company did not make any equity grants subsequent to May 14, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

However, for financial reporting purposes, the fair value of the Company’s common stock for equity grants made after June 30, 2020 through May 2021 were adjusted in connection with a retrospective fair value assessment. Accordingly, (a) the Company used the fair value of its common stock as of December 31, 2020 retrospectively when calculating the fair value of the equity awards granted during the period from June 30, 2020 through December 31, 2020, (b) the Company used the fair value of its common stock as of February 2, 2021 retrospectively for awards granted in January 2021, (c) the Company used the fair value of its common stock as of March 31, 2021 retrospectively for awards granted in March 2021, and (d) the Company used the fair value of its common stock as of April 30, 2021 retrospectively for awards granted in April 2021, when calculating the fair value of the equity awards granted during the period from June 30, 2020 through April 30, 2021 for determining stock-based compensation expense under ASC 718.

Common stock valuations

June 30, 2020 Valuation: On August 31, 2020, the Company received an independent third-party valuation of its common stock as of June 30, 2020 that indicated that the fair value of the common stock on that date was $[***] per share (the “June 30, 2020 Valuation Report”). This valuation relied primarily on the Hybrid OPM back-solve method computing the probability-weighted value across two scenarios: CVM (weighted at 25%) and OPM (weighted at 75%). The Company determined consideration of the CVM to the Hybrid Method was appropriate given its early stage of development. For the OPM scenario, the independent valuation specialist used an estimated volatility of 77.7% and an expected time to liquidity event of 1.5 years and applied a 35% discount for lack of marketability (“DLOM”) due to the Company being privately held. The Board of Directors determined the estimated fair value of the Company’s common stock to be $[***] per share as of June 30, 2020.

December 31, 2020 Valuation: On April 15, 2021, the Company received an independent third-party valuation of its common stock as of December 31, 2020 that indicated that the fair value of the common stock on that date was $[***] per share (the “December 31, 2020 Valuation Report”). This valuation utilized the Hybrid OPM back-solve method to estimate the Company’s equity value. The valuation considered the Company’s execution of an exclusive license agreement with The Board of Trustees of the Leland Stanford Junior University for patent rights and proprietary technology in December 2020. In addition, because the Company had begun to receive feedback from potential investors regarding the potential valuation, amount and terms for its Series B redeemable convertible preferred stock financing such that the Series B redeemable

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

convertible preferred stock financing was determined to be known or knowable as of December 31, 2020, inclusion of Series B redeemable convertible preferred stock financing in the analysis and relying on its assumed completion for the back-solve was considered reasonable. Using the Hybrid Method, two scenarios were assumed, an IPO scenario (weighted at 20%) and a non-IPO scenario (estimated using the OPM, weighted at 80%) based on the increased likelihood of the IPO scenario in light of the pending Series B redeemable convertible preferred stock financing. For the OPM scenario, the independent valuation specialist used an estimated volatility of 73.5% and an expected time to liquidity event of 2.0 years. In the IPO scenario, a 25% discount rate was applied to the future equity value and value of each securities to arrive at a present value of equity and securities. The same discount rate was applied across all classes of the Company’s stock because in an IPO scenario, all of the Company’s redeemable convertible preferred stock would convert into common stock. The discount rate was determined by analyzing the period of time to the event, and venture capital expected rate of return. The December 31, 2020 Valuation Report also applied a 35% DLOM in the OPM scenario and 15% DLOM in the IPO scenario. In addition, between the date of the June 30, 2020 Valuation Report and December 31, 2020, the Company raised an aggregate of approximately $15.0 million through the sale of shares of its Series A redeemable convertible preferred stock at $[***] per share, which strengthened the Company’s financial position. The price per share of the Series A redeemable convertible preferred stock sold during this time was negotiated and agreed upon in advance between the Company and the investors in June 2020. The Board of Directors determined the estimated fair value of the Company’s common stock to be $[***] per share as of December 31, 2020.

February 2, 2021 Valuation: On April 19, 2021, the Company received an independent third-party valuation of its common stock as of February 2, 2021 that indicated that the fair value of the common stock on that date was $[***] per share (the “February 2, 2021 Valuation Report”). Between the date of the December 31, 2020 Valuation Report and February 16, 2021, the Company raised an aggregate of approximately $15.0 million through the sale of shares of its Series A redeemable convertible preferred stock at $[***] per share, further strengthening the Company’s financial position in order to support its research and development activities. The price per share of the Series A redeemable convertible preferred stock sold during this time was negotiated and agreed upon in advance between the Company and investors at the time of the initial closing of the financing in June 2020. The February 2, 2021 Valuation Report utilized the Hybrid OPM back-solve method to estimate the Company’s equity value. Based on further discussions with and feedback from potential investors, as well as its execution of a term sheet with the lead investor for the Series B redeemable convertible preferred stock financing on February 2, 2021, the Company determined that the Series B redeemable convertible preferred stock financing continued to be known or knowable as of February 2, 2021, and therefore, inclusion of Series B redeemable convertible preferred stock financing in the analysis and relying on it for the back-solve was considered reasonable. Using the Hybrid Method, two scenarios were assumed, an IPO scenario (weighted at 25%) and a non-IPO scenario (estimated

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

using the OPM, weighted at 75%) based on the increased likelihood of the IPO scenario. For the OPM scenario, the independent valuation specialist used an estimated volatility of 73.8% and an expected time to liquidity event of 2.0 years. In the IPO scenario, a 25% discount rate was applied to the future equity value and value of each securities to arrive at a present value of equity and securities. The same discount rate was applied across all securities given in an IPO scenario, all the securities automatically convert to common stock. The discount rate was determined by analyzing the period of time to the event, and venture capital expected rate of return. The February 2, 2021 Valuation Report also applied a 35% DLOM in the OPM scenario and a 15% DLOM in the IPO scenario. The Board of Directors determined the estimated fair value of the Company’s common stock to be $[***] per share as of February 2, 2021.

March 31, 2021 Valuation: On April 21, 2021, the Company received an independent third-party valuation of its common stock as of March 31, 2021 that indicated that the fair value of the common stock on that date was $[***] per share (the “March 31, 2021 Valuation Report”). This valuation utilized the Hybrid Method and two scenarios were assumed, an IPO scenario (weighted at 35%) and a non-IPO scenario (estimated using the OPM, weighted at 65%) based on the increased likelihood of the IPO scenario. For the OPM scenario, the independent valuation specialist used an estimated volatility of 74.6% and an expected time to liquidity event of 1.8 years. In the IPO scenario, a 25% discount rate was applied to the future equity value and value of each securities to arrive at a present value of equity and securities. The same discount rate was applied across all classes of stock because in an IPO scenario, all of the Company’s redeemable convertible preferred stock would convert into common stock. The discount rate was determined by analyzing the period of time to the event, and venture capital expected rate of return. The March 31, 2021 Valuation Report also applied a 33% DLOM in the OPM scenario and 12% DLOM in the IPO scenario. In determining the estimated fair value of the Company’s common stock to be $[***] per share as of March 31, 2021, the Board of Directors also considered the following factors:

•	The Company finalized its banking syndicate and held an organizational meeting for its IPO.

•

The Company negotiated and executed definitive documents for and completed its Series B redeemable convertible preferred stock financing in the amount of [***] shares at a price of $[***] per share, for an aggregate purchase price of approximately $150.7 million.

The fair value of the Company’s common stock determined by the Board of Directors as of March 31, 2021 was lower than the price per share of the Series B redeemable convertible preferred stock because the holders of preferred stock are entitled to preferential rights and privileges, including dividend and liquidation preferences, anti-dilution protection and various contractual rights not generally available to holders of common stock.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

April 30, 2021 Valuation: On May 14, 2021, the Company received an independent third-party valuation of its common stock as of April 30, 2021 that indicated that the fair value of the common stock on that date was $[***] per share (the “April 30, 2021 Valuation Report”). The independent valuation specialist used an estimated volatility of 73.7% and an expected time to liquidity event of 1.8 years. The Board of Directors determined the estimated fair value of the Company’s common stock to be $[***] per share as of April 30, 2021. The valuation approach was similar to the above valuations, with changes in the IPO/OPM weights and DLOM, as noted in the table above.

Comparison of Estimated Offering Price Range and Recent Fair Value Determination

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock as of April 30, 2021 of $[***] and the midpoint of the Preliminary Price Range of $[***] to $[***] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined on April 30, 2021 and the midpoint of the anticipated offering price range for this offering is primarily the result of the following factors and events:

•

The Company’s May 2021 announcement of the appointment of three new directors with significant biopharmaceutical industry expertise enhanced the Company’s profile within the relevant scientific, business and investment communities, and the addition of these directors strengthened the Company’s organization and governance structure.

•

The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock, which was appropriately taken into account in the Company’s Board of Directors’ determination of the fair value of the Company’s common stock as of April 30, 2021. Stated differently, the anticipated offering price range effectively assigns a probability of 100% to an IPO outcome. The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which had to consider multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than in an IPO.

•

The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, the holders of redeemable convertible preferred stock are entitled to receive liquidation payments prior to holders of common stock in the event of any liquidation,

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

dissolution or wind up of the Company. In addition, holders of the Company’s redeemable convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of redeemable convertible preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The anticipated price range assumes the conversion of the Company’s redeemable convertible preferred stock upon the completion of its IPO, and therefore, the corresponding elimination of the preferences and rights enjoyed by the holders of such redeemable convertible preferred stock. The anticipated elimination of the preferences and rights upon an IPO results in an increased common stock valuation for the anticipated price range.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with readier access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the midpoint of the anticipated price range.

•

Since April 30, 2021, the Company has taken various steps towards the completion of an IPO, holding “testing-the-waters” meetings at which the Company received favorable feedback from potential investors, responding to comments from the Staff on the Company’s submissions of the Registration Statement and publicly filing the Registration Statement with the Commission on June 4, 2021. Each of these steps has increased the probability that the Company will complete an IPO.

•	The improvement of the global economy and financial markets due to the continuing decrease in impact of the COVID-19 pandemic.

•	Following the IPO, shares of the Company’s common stock will be freely tradable on the open market.

•

The price that investors may be willing to pay in this offering may take into account factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

Conclusion

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the hybrid method using a probability weighting of the CVM, OPM and PWERM scenarios, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its fair value analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation Expense” for additional background regarding its equity grant valuation methodologies to date.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at Goodwin Procter LLP, 3 Embarcadero Center, San Francisco, CA 94111.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (415) 733-6071 or Shoaib Ghias at (415) 733-6150.

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.

June 10, 2021

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Maggie Wong
Maggie Wong

cc:	Josh Lehrer, Graphite Bio, Inc.

Phil Gutry, Graphite Bio, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Shoaib Ghias, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY GRAPHITE BIO, INC.